Exhibit 2.01




                              SEPARATION AGREEMENT


        SEPARATION AGREEMENT, dated as of _______ ___, 1997 (as amended, supplemented or otherwise modified, this "Agreement"), by and between PepsiCo, Inc., a North Carolina corporation ("PepsiCo"), and TRICON Global Restaurants, Inc., a North Carolina corporation ("TRICON") and, as of the date hereof, a wholly-owned subsidiary of PepsiCo.

                              W I T N E S S E T H:

        WHEREAS, PepsiCo has engaged in the restaurant business through various of its subsidiaries and affiliates (PepsiCo and its subsidiaries and affiliates (other than the members of the TRICON Group (as such term is hereinafter defined)) are collectively referred to herein as the "PepsiCo Group");

        WHEREAS, PepsiCo has decided to consolidate the assets and operations of its worldwide KFC, Pizza Hut and Taco Bell businesses (collectively, the "Restaurant Businesses") into TRICON and TRICON's subsidiaries and affiliates (TRICON and its subsidiaries and affiliates are collectively referred to herein as the "TRICON Group"), and to distribute the Common Stock of TRICON on a ___-for-one basis to the holders of PepsiCo Capital Stock (the "Distribution"); and

        WHEREAS, on or before _______ ____, 1997 (the "Distribution Date"), PepsiCo will transfer to the Agent (as such term is hereinafter defined), for the benefit of the holders of record of PepsiCo Capital Stock at the close of business on ______ ____, 1997 (the "Record Date"), without any consideration being paid by such holders, the shares of TRICON Common Stock then owned by PepsiCo;

        NOW, THEREFORE, in consideration of the mutual promises contained herein, the Parties (as such term is defined in Section 16 hereof) hereby agree as follows:

        Section 1. The Distribution. On or prior to the Distribution Date, PepsiCo will transfer to BankBoston, N.A., as distribution agent (the "Agent"), for the benefit of holders of record of PepsiCo Capital Stock at the close of business on the Record Date, the shares of TRICON Common Stock then owned by PepsiCo, together with an irrevocable voting rights proxy in favor of the Agent. Prior to the Distribution Date, the Parties shall take such action with respect to the TRICON Common Stock as is required to complete the Distribution on the basis of one share of TRICON Common Stock for every ___ shares of PepsiCo Capital Stock outstanding at the close of business on the Record Date. PepsiCo shall instruct the Agent to distribute such TRICON shares to the holders of record of PepsiCo Capital Stock at the close of business on the Record Date. All of the shares of TRICON so issued shall be fully paid and nonassessable. The Distribution shall be effective as of 11:59:59 p.m. on the Distribution Date.

        Section 2. Governance Documents and Benefit Plans. TRICON shall take all action necessary such that, on the Distribution Date, the Articles of Incorporation and Bylaws of TRICON, and all benefit plans of TRICON, shall be substantially in the forms filed with the Securities and Exchange Commission as exhibits to the Form 10 relating to the Distribution (as amended, supplemented or otherwise modified, the "Form 10").

        Section 3. Books, Records, Services and Access to Information. (a) Except as otherwise provided in the attachments hereto, for a period of up to twelve months from and after the Distribution Date (or such shorter period as set forth on Schedule A hereto), each Party shall make available to the other, during normal business hours and in a manner which will not unreasonably interfere with such Party's business, the services set forth on Schedule A hereto (collectively "Transitional Services") to the extent that the same are reasonably required to assist in effecting an orderly transition following the Distribution. Except as otherwise provided in the attachments hereto, the initial terms upon which Transitional Services shall be provided to TRICON or PepsiCo, as the case may be, are set forth on Schedule A hereto.

        (b) From and after the Distribution Date, PepsiCo shall afford TRICON and its authorized employees and representatives reasonable access (including access to persons or firms possessing relevant information and records) and reasonable duplicating rights during normal business hours to, or, at PepsiCo's option, copies of, all records, books, contracts, instruments, data and other information (collectively, "Information") within the PepsiCo Group's possession relating to any member of the TRICON Group, insofar as such access or copies are reasonably required by TRICON.

        (c) TRICON shall afford to PepsiCo and its authorized employees and representatives reasonable access (including access to persons or firms possessing relevant information and records) and reasonable duplicating rights during normal business hours to, or, at TRICON's option, copies of, all Information within the TRICON Group's possession relating to any member of the PepsiCo Group, insofar as such access or copies are reasonably required by PepsiCo.

        (d) Within 45 days after the Distribution Date, each of PepsiCo and TRICON shall provide the other with such indices or descriptions of Information as it may maintain relating to the other or the other's subsidiaries or affiliates. Information may be required under this Section 3, without limitation, for audit, accounting, claims, litigation and tax purposes, as well as for purposes of fulfilling disclosure and reporting obligations. In lieu of retaining any specific Information, either Party may, in writing, offer to deliver such Information to the other Party. If such offer is not accepted within 90 days, the Information so offered shall be retained or destroyed in accordance with PepsiCo's Record Retention Policy. If such offer is accepted, the Party accepting delivery shall pay the reasonable out-of-pocket costs of the delivery. Each Party shall maintain the Information in accordance with the manner it treats similar material relating to its ongoing business.

        (e) At all times from and after the Distribution Date, each Party will use its reasonable best efforts to make available to the other, upon written request, its officers, directors, employees and agents as witnesses to the extent that the same may reasonably be required in connection with any legal, administrative or other proceedings in which the requesting Party may from time to time be involved.

        (f) Except as otherwise specifically provided for herein, a Party providing Information, Transitional Services or witnesses to the other hereunder shall be entitled to receive from the recipient, upon the presentation of appropriate invoices therefor, payments for such amounts relating to supplies, disbursements, and such other costs and out-of-pocket expenses as are provided for on Schedule A hereto, or which may be reasonably incurred in providing such Information, Transitional Services or witnesses. Invoices shall be due and payable within thirty (30) days of receipt. Interest shall accrue on any unpaid amount at the rate of eight percent (8%) per annum.

        (g) PepsiCo shall arrange for the transportation of existing corporate records in its possession relating exclusively to the Restaurant Businesses, including original corporate minute books, stock ledgers and certificates, and corporate seals of each corporation included in the group of which TRICON is the parent corporation, and all active agreements, deeds to real property, active litigation files and filings with foreign governments, if any, to TRICON's address set forth in Section 23 hereof. PepsiCo shall provide TRICON with lists of trademarks, patents and copyrights of TRICON and its subsidiaries.

        Section 4. Confidentiality. Each member of the PepsiCo Group and the TRICON Group shall hold, and cause each of their respective officers, employees, agents, consultants and advisors to hold, in strict confidence, all non-public Information concerning the other Party furnished it by such other Party or its representatives pursuant to this Agreement, unless compelled to disclose such Information by judicial or administrative process or, in the opinion of counsel, by other requirements of law (in which case such Party shall promptly notify the other Party so that the other Party may seek a protective or other appropriate remedy); and each Party shall not release or disclose such Information to any other person, except its auditors, attorneys, financial advisors, bankers and other consultants and advisors who shall be bound by the provisions of this
Section 4. Each Party shall be deemed to have satisfied its obligations hereunder with respect to confidential Information supplied by the other Party if it exercises the same care as it does with respect to preserving the confidentiality of its own similar information.

        Section 5. Indemnification. (a) Effective on the Distribution Date, TRICON agrees to indemnify and hold harmless each member of the PepsiCo Group and each of their respective officers, directors, employees and agents from and against any and all losses, liabilities, claims, suits, damages, costs and expenses (including, without limitation, reasonable attorneys' fees and any and all expenses reasonably incurred in investigating, preparing or defending against any pending or seriously threatened litigation or claim) (collectively, "Losses") arising out of or related in any manner to any item set forth on Schedule B hereto. Similarly, effective on the Distribution Date, except as otherwise provided in the attachments hereto, PepsiCo agrees to indemnify and hold harmless each member of the TRICON Group and each of their respective officers, directors, employees and agents from and against any and all Losses arising out of or related in any manner to any item set forth on Schedule C hereto.

        (b) If any action is brought or any claim is made against a Party or person in respect of which indemnity may be sought pursuant to subsection 5(a) above (the "Indemnitee"), the Indemnitee shall, within ten days after the receipt of information indicating that an action or claim is likely, notify in writing the Party from whom indemnification is sought (the "Indemnitor") of the institution of the action or the making of the claim, and the Indemnitor shall have the right, and at the request of the Indemnitee, shall have the obligation, to assume the defense of the action or claim, including the employment of counsel. If the Indemnitor assumes the defense of the action or claim, the Indemnitor shall be entitled to settle the action or claim on behalf of the Indemnitee without the prior written consent of the Indemnitee unless such settlement would, in addition to the payment of money, materially affect the ongoing business or employment of the Indemnitee.

        (c) The Indemnitee shall have the right to employ its own counsel, but the fees and expenses of that counsel shall be the responsibility of the Indemnitee unless (i) the employment of that counsel shall have been authorized in writing by the Indemnitor in connection with the defense of the action or claim; (ii) the Indemnitor shall not have employed counsel to have charge of the defense of such action or claim; or (iii) such Indemnitee shall have reasonably concluded that there may be defenses available to it which are different from or additional to those available to the Indemnitor (in which case the Indemnitor shall not have the right to direct any different defense of the action or claim on behalf of the Indemnitee). The Indemnitee shall, in any event, be kept fully informed of the defense of any such action or claim. Except as expressly provided above, in the event that the Indemnitor shall not previously have assumed the defense of an action or claim, at such time as the Indemnitor does assume the defense of the action or claim, the Indemnitor shall not thereafter be liable to any Indemnitee for legal or other expenses subsequently incurred by the Indemnitee in investigating, preparing or defending against such action or claim.

        (d) Anything in this Section 5 to the contrary notwithstanding, the Indemnitor shall not be liable for any settlement of any claim or action effected without its written consent; provided, however, that if after due notice the Indemnitor refuses to defend a claim or action, the Indemnitee shall have the right to defend and/or settle such claim or action, and the Indemnitee shall not be precluded from making a claim against the Indemnitor for reasonable expenses and liabilities resulting from such defense and/or settlement in accordance with this Section 5.

        (e) Notwithstanding the foregoing provisions of this Section 5, there may be particular actions or claims which reasonably could result in both Parties being liable to the other under the indemnification provisions of this Agreement. In such events, the Parties shall endeavor, acting reasonably and in good faith, to agree upon a manner of conducting the defense and settlement of the action or claim with a view to minimizing the legal expenses and associated costs that might otherwise be incurred by the Parties, such as, by way of illustration only, agreeing to use the same legal counsel.

        (f) The indemnification provisions of this Section 5 shall not inure to the benefit of any third party. By way of illustration only, an insurer who would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto, or, solely by virtue of the indemnification provisions hereof, have any subrogation rights with respect thereto, it being expressly understood and agreed that no insurer or any other third party shall be entitled to a "windfall" (i.e., a benefit they would not be entitled to receive in the absence of the indemnification provisions) by virtue of these indemnification provisions.

        Section 6. Taxes. PepsiCo and TRICON have entered into a Tax Separation Agreement, substantially in the form attached hereto as Attachment 1 (as amended, supplemented or otherwise modified, the "Tax Agreement"), regarding their respective rights and obligations with respect to taxes of the TRICON Group for all periods through the Distribution Date and certain other tax-related matters. In the event of a conflict between the terms of the Tax Agreement and the terms of this Agreement, the terms of the Tax Agreement shall govern.

        Section 7. Employee Benefits. PepsiCo and TRICON have entered into an Employee Programs Agreement, substantially in the form attached hereto as Attachment 2 (as amended, supplemented or otherwise modified, the "Employee Programs Agreement"), which allocates assets, liabilities and responsibilities between them with respect to certain employee compensation and benefit plans and programs and certain other related matters. In the event of a conflict between the Employee Programs Agreement and the terms of this Agreement, the terms of the Employee Programs Agreement shall govern.

        Section 8. Telecommunications, Software and Computing Services. PepsiCo and TRICON have entered into a Telecommunications, Software and Computing Services Agreement, substantially in the form attached hereto as Attachment 3 (as amended, supplemented or otherwise modified, the "T,S&C Agreement"), setting forth the arrangements between the Parties with respect to internal software, third party agreements, telecommunications services and computing services. In the event of a conflict between the T,S&C Agreement and the terms of this Agreement, the terms of the T,S&C Agreement shall govern.

        Section 9. Transfer of Entities, Operations, Assets and Liabilities. (a) Except as set forth on Schedule D hereto, prior to the Distribution Date, PepsiCo and TRICON shall use reasonable efforts to cause the entities, operations, assets and corresponding liabilities of the Restaurant Businesses to be included as part of the TRICON Group. Both Parties agree to take such action as may be necessary or appropriate, prior to the Distribution Date, to cause all such restaurant-related assets and liabilities (including, without limitation, all agreements relating thereto), except as provided on Schedule D hereto, to be properly conveyed or assigned to TRICON or the appropriate subsidiary or affiliate of TRICON. Except as otherwise provided in this Agreement (including, without limitation, the Schedules and Attachments hereto), PepsiCo shall bear the reasonable costs of such conveyances.

        (b) Except as expressly provided herein, TRICON agrees to assume and pay all contracts, obligations and liabilities of each member of the PepsiCo Group associated in any way with the Restaurant Businesses and/or the Casual Dining Businesses (as such term is hereinafter defined), whether accrued, absolute, contingent or otherwise, and whether due or to become due, including, without limitation, all obligations of any member of the PepsiCo Group acting as a guarantor of obligations associated in any way with any of the Restaurant Businesses and/or the Casual Dining Businesses, and all obligations under leases and other executory contracts and liabilities, whether arising as a result of the transactions contemplated hereby, existing on the date hereof, or based on facts or actions arising on or prior to the Distribution Date, whether or not such obligations shall have been disclosed herein, and whether or not reflected on the opening balance sheet of the TRICON Group prepared pursuant to Section 13 hereof (the "Opening Balance Sheet"). For purposes of this Agreement, the term "Casual Dining Businesses" shall mean California Pizza Kitchen, Chevys Mexican Restaurants, Chimayo Grill, D'Angelo Sandwich Shops, East Side Mario's and Hot `n Now.

        (c) In the event that the transfer of all such assets and liabilities is not accomplished by the Distribution Date, the Parties agree that TRICON shall have de facto control and equitable ownership of the entities, operations and assets, and de facto responsibility for the obligations and liabilities, intended to be transferred to the TRICON Group; provided, however, that if any uncompleted steps financially affect either PepsiCo or TRICON, the Parties agree to use their respective best efforts to equitably resolve any such financial impact.

        (d)    This Section 9 shall not inure to the benefit of any third party.

        Section 10. Letters of Credit,  Guaranties  and Contingent  Liabilities.
(a) TRICON shall use its best efforts to cause the beneficiaries of all of the PepsiCo Group's letters of credit, guarantees and other contingent liabilities relating to any of the Restaurant Businesses or the Casual Dining Businesses (including, without limitation, commercial letters of credit, financing guarantees, performance guarantees, lease guarantees, comfort letters, insurance and workers' compensation liabilities, and the letters of credit, guarantees and other contingent liabilities identified on Schedule E hereto) which will not have expired on or prior to the Distribution Date, to release and terminate all such letters of credit, guarantees and contingent liabilities on or prior to the Distribution Date and, where necessary or appropriate, to accept substitute letters of credit, guarantees or contingent liabilities issued for the account of TRICON or to post sufficient cash collateral on behalf of TRICON. From and after the Distribution Date, TRICON will pay a fee based upon the maximum exposure related to any such letters of credit, guarantees and contingent liabilities which were not released, terminated or replaced prior to the Distribution Date. Such fee will be structured consistent with the pricing of TRICON's senior credit facility as in effect from time to time and will be expressed as a percentage of the value of the underlying exposure. Future modifications to the pricing of TRICON's senior credit facility will apply to the fee as well. Such fee shall be payable monthly in advance until such time as each such letter of credit, guarantee and contingent liability has been released, terminated or replaced by a Qualified Letter of Credit (as such term is hereinafter defined). Notwithstanding the foregoing, TRICON shall at all times indemnify and hold harmless each member of the PepsiCo Group from and against all losses, liabilities and obligations incurred with respect to such letters of credit, guarantees or contingent liabilities. Without limiting the foregoing, TRICON shall, upon demand, reimburse PepsiCo within ten days for any amounts actually paid by any member of the PepsiCo Group with respect to any such letters of credit, guarantees or contingent liabilities.

        (b) For purposes of this Agreement, the term "Qualified Letter of Credit" shall mean an irrevocable, transferable letter of credit issued to PepsiCo or its relevant subsidiary or affiliate by a bank that is a AA Credit (as such term is hereinafter defined), substantially in the form attached as Schedule F hereto, with a term extending to the last possible expiration date of the relevant letter of credit, guarantee or contingent liability and with a maximum drawing amount that shall equal the full amount of all remaining obligations and foreseeable claims under the relevant letter of credit, guarantee or contingent liability (assuming the exercise of all extension options with respect to the underlying obligations). In the event of any change in the law regarding letters of credit generally that affects the language in a Qualified Letter of Credit, TRICON shall, at the request of PepsiCo, provide a new Qualified Letter of Credit containing modifying language as approved by PepsiCo. The language contained in the form of letter of credit attached as Schedule F hereto shall be deemed to be approved by PepsiCo. For purposes of this Agreement, the term "AA Credit" shall mean a corporation or banking association whose long-term debt obligations are rated AA- or Aa3 or better by Standard & Poor's or by Moody's, respectively, or their successors in interest that are "nationally recognized statistical rating organizations."

        (c) TRICON agrees that no member of the TRICON Group shall modify, amend or extend (including, without limitation, pursuant to any existing option to extend) any of the leases for property of the TRICON Group which have been guaranteed by a member of the PepsiCo Group (including, without limitation, the real property leases identified on Schedule G hereto) (collectively, the "Leases") so as to increase or in any way enlarge the duration of any of the obligations or liabilities of any member of the PepsiCo Group pursuant to those guarantees without first obtaining the prior written approval of PepsiCo, which approval may be withheld by PepsiCo in its sole discretion. TRICON further agrees that no member of the TRICON Group shall default under or breach any of the Leases so as to cause or give rise to any claims, actions, suits or proceedings against any member of the PepsiCo Group arising out of such guarantees, and hereby agrees to indemnify and hold harmless each member of the PepsiCo Group from and against all such liabilities, costs and expenses (including, without limitation, reasonable attorneys' fees and any and all expenses reasonably incurred in investigating, preparing or defending against any pending or seriously threatened litigation or claim) associated therewith in accordance with Section 5 hereof. TRICON shall immediately notify PepsiCo, in writing, of any allegation or claim asserted by any person or entity which might give rise to any liability or obligation of any member of the PepsiCo Group under any such guarantee.

        Section 11. Insurance. (a) All policies of liability, fire, workers' compensation and other forms of insurance maintained by the PepsiCo Group insuring the products, properties, assets and/or operations of the TRICON Group shall continue in full force and effect up to and through the Distribution Date, and except as set forth on Schedule H hereto, shall be terminated effective 11:59:59 p.m. on the Distribution Date. Any refunds of prepaid premiums with respect to such terminated insurance shall be for PepsiCo's account. PepsiCo shall be responsible for obtaining such initial insurance coverage for TRICON from and after the Distribution Date in such amounts as are agreed upon by the Parties. TRICON shall be liable for payment of all premiums with respect to such initial insurance coverage and all subsequent coverage which TRICON thereafter elects to obtain. For purposes of this Section, insurance coverage does not include any insurance for plans described in the Employee Programs Agreement, but does include ERISA fidelity bonds and/or fiduciary insurance.

        (b) With respect to any insurance programs relating to the TRICON Group (including, without limitation, any casualty insurance programs such as public and products liability insurance, insured or self-insured workers' compensation insurance and automobile liability insurance), TRICON shall be liable for payment of all claims arising out of incidents, known or unknown, reported or unreported, which occur prior to, on or after the Distribution Date. Any reserves under these insurance programs relating to TRICON for periods ending prior to, on or after the Distribution Date shall be for the account of TRICON. Such reserves shall be included as liabilities of TRICON, and any charge or credit to the reserves shall be for TRICON's account.

        Section 12. Banking and Other Arrangements. The responsibility for bank accounts used exclusively by the TRICON Group shall be transferred from PepsiCo to TRICON on or prior to the Distribution Date. Normal procedures will be followed for receipts and disbursements funding prior to the Distribution Date as set forth on Schedule I hereto.

        Section 13. Procedures for Closing and Delivery of Books and Balance Sheet and Payment of Certain Amounts to PepsiCo. Financial statements of TRICON as of the Distribution Date, which shall be summaries of the combined accounting ledgers of the TRICON Group as of the close of the tenth accounting period of the 1997 fiscal year, and which shall include an Opening Balance Sheet, shall be prepared by PepsiCo within 45 days after the Distribution Date and reviewed and agreed to by TRICON within 15 days after such financial statements are prepared. Each Party shall bear its own expenses in connection with the preparation and review of such financial statements. PepsiCo and TRICON agree that the principles for determining the Opening Balance Sheet are as follows:

        (a) Total Assets shall be determined through the normal reporting process using U.S. generally accepted accounting principles ("GAAP") as applied on a basis substantially consistent with the basis used in the preparation of the financial statements of TRICON presented in the Form 10 and standard PepsiCo definitions and accounting practice, consistently applied.

        (b) Non-Interest Bearing Liabilities shall be determined through the normal reporting process using GAAP as applied on a basis substantially consistent with the basis used in the preparation of the financial statements of TRICON presented in the Form 10 and standard PepsiCo definitions and accounting practice, consistently applied. Accrued tax liabilities shall be treated in accordance with the provisions of the Tax Agreement.

        (c) Net Assets is the sum of total assets less non-interest bearing liabilities. Net Assets shall be determined in accordance with the following capitalization procedure:

               (i) Short and Long-Term Debt shall be determined through the normal reporting process using GAAP as applied on a basis substantially consistent with the basis used in the preparation of the financial statements of TRICON presented in the Form 10 and standard PepsiCo definitions and accounting practice, consistently applied. The Opening Balance Sheet will reflect approximately $_______ of debt obligations to be incurred by TRICON prior to the Distribution Date. Substantially all of the proceeds of such debt obligations will be transferred to PepsiCo prior to the Distribution Date in the form of repayment of certain amounts due to PepsiCo from the TRICON Group and a dividend.

               (ii) Stockholders' Equity of TRICON will equal the difference between the total Net Assets less the Short and Long-Term Debt on TRICON's Opening Balance Sheet as of the Distribution Date.

        Any amounts due PepsiCo by the TRICON Group related to intercompany accounts (other than those accounts which are defined as intercompany trade receivables and payables in accordance with PepsiCo financial policies) or other promissory notes in excess of the amount set forth in (i) immediately above, which will cover repayment of certain amounts due to PepsiCo from the TRICON Group, will be capitalized by PepsiCo.

        Section 14. Operation Until Closing. TRICON agrees, on behalf of itself and each member of the TRICON Group, that through the Distribution Date the Restaurant Businesses shall be operated in the ordinary course of business, consistent with past practice.

        Section 15. De-Identification. As soon as practicable after the Distribution Date, and in no event later than 120 days after such Date, TRICON shall eliminate all exterior and interior signage and other identification in its possession or control, and cease using any letterhead, which identifies TRICON or any other entity within the TRICON Group as a subsidiary or affiliate of PepsiCo.

        Section 16. Parties. As used in this Agreement, the term "Parties" shall include the PepsiCo Group and its successors, and the TRICON Group and its successors. Each of PepsiCo and TRICON agrees that it shall cause each of its subsidiaries and affiliates to comply fully with the terms of this Agreement.

        Section 17. Expenses. Except as set forth on Schedule J hereto or as otherwise provided in this Agreement (including, without limitation, the
Schedules and Attachments hereto), all expenses in connection with the Distribution shall be borne by PepsiCo and all expenses in connection with the ongoing operations and/or businesses of the TRICON Group shall be borne by TRICON.

        Section 18. Tax Gross-Up. If any amount paid by any member of the PepsiCo Group or the TRICON Group, as the case may be, pursuant to this Agreement results in any increased Tax liability or reduction of any Tax Asset of the TRICON Group or the PepsiCo Group, respectively, then PepsiCo or TRICON, as appropriate, shall indemnify the other Party and hold it harmless from and against any interest or penalty attributable to such increased Tax liability or the reduction of such Tax Asset and shall pay to the other Party, in addition to amounts otherwise owed, the After-Tax Amount. Capitalized terms used in this
Section 18 but not otherwise defined in this Agreement shall have the meanings assigned to such terms in the Tax Agreement.

        Section 19. Survival. All of the provisions of this Agreement shall survive the Distribution Date.

        Section 20. Other Provisions. This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina, may not be assigned by either Party without the written consent of the other, and shall bind and inure to the benefit of the Parties hereto and their respective successors and permitted assignees. This Agreement may not be amended, supplemented or otherwise modified except by an agreement in writing signed by PepsiCo and TRICON. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

        Section 21. Arbitration. (a) Except as otherwise provided in the attachments hereto, any controversy or claim arising out of or relating to this Agreement, or the breach hereof, shall be settled by arbitration in accordance with the then prevailing Commercial Arbitration Rules of the American Arbitration Association (the "AAA") as such rules may be modified herein.

        (b) An award rendered in connection with an arbitration pursuant to this Section shall be final and binding and judgment upon such an award may be entered and enforced in any court of competent jurisdiction.

        (c) The forum for arbitration under this Section shall be agreed upon by the Parties, or, failing such agreement, shall be New York, New York.

        (d) Arbitration shall be conducted by a single arbitrator selected jointly by PepsiCo and TRICON. If within 30 days after a demand for arbitration is made, PepsiCo and TRICON are unable to agree on a single arbitrator, three arbitrators shall be appointed. Within 30 days after such inability to agree, PepsiCo and TRICON shall each select one arbitrator and those two arbitrators shall then select a third arbitrator unaffiliated with either Party. In connection with the selection of the third arbitrator, consideration shall be given to familiarity with corporate divestiture transactions and experience in dispute resolution between parties, as a judge or otherwise. If the arbitrators selected by PepsiCo and TRICON cannot agree on the third arbitrator within such 30 day period, they shall promptly thereafter discuss the qualifications of such third arbitrator with the AAA prior to selection of such arbitrator, which selection shall be in accordance with the Commercial Arbitration Rules of the AAA.

        (e) If an arbitrator cannot continue to serve, a successor to an arbitrator selected by PepsiCo or TRICON, as the case may be, also shall be selected by the same Party, and a successor to the neutral arbitrator shall be selected as specified in subsection (d) of this Section. A full rehearing will be held only if the neutral arbitrator is unable to continue to serve or if the remaining arbitrators unanimously agree that such a rehearing is appropriate.

        (f) The arbitrator or arbitrators shall be guided, but not bound, by the Federal Rules of Evidence and by the procedural rules, including discovery provisions, of the Federal Rules of Civil Procedure. Any discovery shall be limited to information directly relevant to the controversy or claim in arbitration.

        Section 22. Limitation on Subsequent Activities. PepsiCo agrees, without any separately bargained for consideration, but rather as an integral part of the transfer of the Restaurant Businesses to the TRICON Group and the Distribution provided for in this Agreement, that it shall not directly, through a subsidiary or affiliate, or otherwise, through October 1, 2000, open anywhere in the United States or Canada a restaurant substantially identical to the restaurant concepts operated by the TRICON Group at the opening of business on the day following the Distribution Date. PepsiCo acknowledges that the remedy at law for any breach of the foregoing covenant would be inadequate and in the event of any such breach TRICON shall be entitled to injunctive relief.

        Section 23. Notices. Any notice, demand, claim or other communication under this Agreement shall be in writing and shall be deemed to have been given
(i) upon the delivery thereof if delivered personally (including, without limitation, by courier), (ii) three days after being sent by certified mail, return receipt requested, postage prepaid, or (iii) upon receipt of confirmation of a telecopy transmission, in each case to the Parties at the following addresses (or at such other address as a Party may specify by notice to the other):

If to PepsiCo:

               PepsiCo, Inc.
               700 Anderson Hill Road
               Purchase, NY  10577-1444
               Telecopy No.:  (914) 253-3123
               Attention:  General Counsel

If to TRICON:

               TRICON Global Restaurants, Inc.
               [To be completed]
               Telecopy No.:  (   ) ___-____
               Attention:  General Counsel


        IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed as of the date and year first above written.


                                            PepsiCo, Inc.


                                            By _____________________________
                                [Name and Title]

                                            TRICON Global Restaurants, Inc.


                                            By _____________________________
                                [Name and Title]

                       INDEX TO SCHEDULES AND ATTACHMENTS



SCHEDULES


Schedule A     -  Transitional Services
Schedule B     -  TRICON Indemnification Obligations
Schedule C     -  PepsiCo Indemnification Obligations
Schedule D     -  Restaurant Entities, Operations, Assets and Liabilities not
                  being Transferred to the TRICON Group
Schedule E     -  Letters of Credit, Guarantees and Other Contingent
                  Liabilities Issued by the PepsiCo Group
Schedule F     -  Form of Qualified Letter of Credit
Schedule G     -  Restaurant  Leases which have been  Guaranteed by the PepsiCo
                  Group
Schedule H     -  Restaurant Insurance which will not be Terminated as of the
                  Distribution Date
Schedule I     -  Restaurant Funding Structure Prior to the Distribution Date
Schedule J     -  Expenses



ATTACHMENTS


Attachment 1   -  Tax Separation Agreement
Attachment 2   -  Employee Programs Agreement
Attachment 3   -  Telecommunications, Software and Computing Services Agreement

                                                                     Schedule A



                              TRANSITIONAL SERVICES


                                                        Expected
Department                                              Date Service      Cost Estimate or
Providing Service    Services Provided to TRICON        Will Terminate    Billing Procedure

-------------------- ---------------------------------- ----------------- -----------------------

Treasury - Global    Cash Desk and Operations training    ________        T&E Expenses will be
Cash Management      for all software packages and daily                  charged to TRICON
and Operations       transactional activity
-------------------- ---------------------------------- ----------------- -----------------------

                     Guarantee Tracking                   ________        N/A
-------------------- ---------------------------------- ----------------- -----------------------


                                                                    Schedule B


                       TRICON INDEMNIFICATION OBLIGATIONS


     Items with respect to which TRICON will indemnify the PepsiCo Group in accordance with Section 5 of this Separation Agreement:

     (1) All Losses arising out of or related in any manner to any of the Restaurant Businesses, the Casual Dining Businesses, and/or any other restaurant business in which PepsiCo or any of its subsidiaries or affiliates has been involved, as such businesses have been conducted in the past, are currently conducted or may in the future be conducted, whether or not such Losses are asserted prior to the Distribution Date and whether or not such Losses are based upon PepsiCo or any of its subsidiaries or affiliates being a direct party to a transaction or agreement.

     (2) All Losses arising out of or related in any manner to any letters of credit, guarantees or contingent liabilities relating to (i) any of the Restaurant Businesses, the Casual Dining Businesses and/or any other restaurant business in which PepsiCo or any of its subsidiaries or affiliates has been involved, or (ii) any obligations of any member of the TRICON Group (including, without limitation, commercial letters of credit, financing guarantees, performance guarantees, lease guarantees, comfort letters, and insurance and workers' compensation liabilities), whether or not such Losses are asserted prior to the Distribution Date.

     (3) All Losses arising out of or related in any manner to (i) the Borrower Receivable Purchase and Sale Agreement, dated as of December 13, 1995, among Taco Bell Corp., as Seller, Corporate Asset Funding Company, Inc., as Investor, and Citicorp North America, Inc., as Investor Agent, or (ii) the Parent Undertaking Agreement, dated as of December 13, 1995, related thereto.

                                                                    Schedule C


                       PEPSICO INDEMNIFICATION OBLIGATIONS


        Items with respect to which PepsiCo will indemnify the TRICON Group in accordance with Section 5 of this Separation Agreement:

        All Losses arising out of or related in any manner to either of the Pepsi-Cola or Frito-Lay businesses conducted by PepsiCo, as such businesses have been conducted in the past, are currently conducted or may in the future be conducted, whether or not such Losses are asserted prior to the Distribution Date.

                                                                    Schedule D

             RESTAURANT ENTITIES, OPERATIONS, ASSETS AND LIABILITIES
                    NOT BEING TRANSFERRED TO THE TRICON GROUP


Entities

Pizza Hut, Inc., a Delaware corporation
Bell Taco Funding Syndicate, an Australian partnership (financing vehicle)


Operations

None


Assets

None


Liabilities

None

                                                                 Schedule E

 LETTERS OF CREDIT, GUARANTEES AND OTHER CONTINGENT LIABILITIES ISSUED BY THE
                                  PEPSICO GROUP





                            To Be Filed By Amendment.






























Note: Items subject to change prior to the Distribution Date. Pizza Hut, Inc. obligations and appropriate valuations for performance guarantees will be included prior to execution of this agreement. In addition, the $11 million guarantee to support the franchise lending program administered by Texas Commerce Bank will be included on this Schedule as soon as it is executed.

                                                                  Schedule F

                       FORM OF QUALIFIED LETTER OF CREDIT


Date  XXXXXXXX
---------------------------------- --------------------------------- ---------------------------------
       Irrevocable Standby                     Our No.
        Letter of Credit
                                   XXXXXX
---------------------------------- -------------------------------------------------------------------
          Advising Bank                                        Applicant



---------------------------------- -------------------------------------------------------------------
           Beneficiary                                           Amount
                                   XXXXXXX*****
[PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY  10577-1444]

                                   -------------------------------------------------------------------
                                                                 Expiry
                                   XXXXXXX*****

---------------------------------- -------------------------------------------------------------------

Gentlemen: We hereby issue in your favor our Irrevocable Standby Letter of Credit No. XXXXX in an amount not to exceed in the aggregate US $XXXXXXX, effective immediately, and expiring at the office of [Insert name and address of bank], Attention: ____________________________ at our close of business on XXXXXX.

This Letter of Credit is being issued to secure your obligations under those letter(s) of credit, guarantee(s) and/or other contingent liabilit(ies) which are listed on the attached Schedule 1, which Schedule forms and integral part of this Letter of Credit.

Funds under this Letter of Credit are available for drawing on any Business Day subject to presentation, at the Bank's office at the address set forth below of the following documents:

1)      A sight draft substantially in the form of Annex 1 hereto;

2) A drawing certificate executed by one of the beneficiary's officials and substantially in the form of Annex 2 hereto, appropriately completed; and

3)      The original of this Letter of Credit and any amendments thereto.

Such demand shall be dated no later than the date of presentation and shall be made by delivery as indicated below in the paragraph covering notices. As used herein, "Business Day" shall mean any day other than a Saturday, Sunday or other day on which commercial banks in the State of ____________ are authorized or required by law or order to be closed.

Partial drawings are permitted.

It is a condition of this Letter of Credit that it shall be reduced automatically and without amendment, from time to time in the following manner:

A)      By any amount claimed by you under this Letter of Credit; or

B) Upon our receipt of a written statement signed by an officer of PepsiCo, Inc. stating that our Letter of Credit can be reduced by a stated amount, as a result of a cancellation of letter(s) of credit, guarantee(s) or other contingent liabilit(ies) set forth on Schedule 1.

It is further a condition of this Letter of Credit that it shall be automatically extended for an additional period of one year from the expiration date hereof or any future expiration date, unless at least sixty (60) days prior to such date we send you written notice by certified mail, returned receipt requested mail or hand delivery that we elect not to renew this Letter of Credit for any such additional period.

All notices, demands, presentations and other communications (collectively, "Notices") to us in respect of this Letter of Credit shall be addressed and delivered as follows: [Insert name and address of bank], Attention:
_______________________.
All Notices to you in respect of this Letter of Credit shall be addressed and delivered as follows: PepsiCo, Inc., 700 Anderson Hill Road, Purchase, NY 10577-1444, Attention: XXXXX, or such other address as you may from time to time designate by written notice to us.

All Notices in respect of this Letter of Credit shall be effective upon receipt.

Any and all banking charges associated with this Letter of Credit are for the account of TRICON Global Restaurants, Inc.

This Letter of Credit sets forth in full the terms of our undertaking. Such undertaking shall not in any way be modified, amended or amplified by reference to any document or instrument referred to herein or in which this Letter of Credit is referred to or to which this Letter of Credit relates and any such reference shall not be deemed to incorporate herein by reference any document or instrument.

We hereby undertake to promptly honor your sight drafts(s) drawn on us, indicating our Letter of Credit No. XXXXX, for all or any part of this Letter of Credit if presented at the office of [Insert name and address of bank],
Attention: _____________________ on or before the expiration date or any automatically extended expiry date.

This  Letter of Credit is  subject  to the  Uniform  Customs  and  Practice  for
Documentary   Credits  (1993   Revision)   International   Chamber  of  Commerce
Publication No. 500.

Should you have an occasion to communicate with us regarding this credit, kindly direct your communication to the Attention of our ___________ Department, (___) ___-____, making specific reference to our Letter of Credit No. XXXXX.



--------------------------
Authorized Signature

                                   Schedule 1
                                       to
                      Irrevocable Standby Letter of Credit
                                    No. XXXXX



   L/C, Guarantee or
 Contingent Obligation
         Number              Beneficiary          Amount            Expiry Date

                                     Annex 1
                                       to
                      Irrevocable Standby Letter of Credit
                                    No. XXXXX


                               Form of Sight Draft


[Insert date]


US$


Pay to the order of the undersigned the amount of $__________ drawn on [Insert name of bank] as issuer of Irrevocable Standby Letter of Credit No. XXXXX, dated XXXXX, to Account No._______, [Insert name of bank].


PepsiCo, Inc.


By:__________________________
    Title:

                                     Annex 2
                                       to
                      Irrevocable Standby Letter of Credit
                                    No. XXXXX


                               Drawing Certificate


[Insert name of bank]
[Insert address of bank]

Attention:  _______________________

Gentlemen:

        The undersigned individual, a duly authorized officer of PepsiCo, Inc., hereby certifies as follows with respect to that certain Letter of Credit No. XXXXX ("L/C") dated XXXXXX issued by [Insert name and address of bank] in favor of PepsiCo, Inc.:

               The amount of this drawing represents funds due PepsiCo, Inc. as reimbursement for the drawing(s) under the following letter(s) of credit, guarantee(s) or other contingent liabilit(ies) set forth on Schedule "1" to Letter of Credit No. XXXXX and PepsiCo, Inc. is entitled to receive the amount of the sight draft accompanying this certificate:

          L/C, Guarantee or
        Contingent Obligation
                Number            Beneficiary         Amount        Expiry Date



                          [Insert relevant information]



        In witness whereof, the beneficiary has executed and delivered this Certificate as of the ___ day of ---------, ----.

                                            PepsiCo, Inc.


                                            By:  _____________________
                                            Title:

                                                                     Schedule G



                        RESTAURANT LEASES WHICH HAVE BEEN
                         GUARANTEED BY THE PEPSICO GROUP


--------------------------------------------------------------------------------
                      Guarantee      Maturity   Effective
Lessee                 Number   Seq    Date       Date      Lessor
--------------------------------------------------------------------------------

KFC of California        211     1   10/28/11   10/28/91    Solomon Real Estate

 -  20 Hempstead Ave., Hempstead, NY, Nassau County
 -  210 E. Main St, Montauk Hwy, Bayshore, NY, Suffolk, County
 -  479 N. Main St., Freeport, NY, Nassau County
 -  1164 Jericho Tnpk, Commack (Smithtown, NY), Suffolk County
 -  508 E. Main St., Patchogue, NY, Suffok County
 -  5002 Hempstead Tnpk, Farmingdale, NY, Nassau County
 -  155 W. Suffolk Ave., Central Islip, NY, Suffolk County
 -  1453 Forest Park Ave., Staten Island, NY, Richmond, NY
 -  56 Glen Cove Rd., Greenvale, NY, Nassau County
 -  221 Jericho Tnpk, Huntington, NY, Suffolk County
 -  705 Old Country Road, Westbury, LI, Nassau County
 -  910 Broadway, Amityville, NY, Suffolk County
 -  1617 Deer Park Ave., Deer Park, NY, Suffolk County
 -  1550 Straight Path, Nyandanch, NY, Suffolk County

Nudelmacher GmbH        1260     3    10/21/97   10/21/96  Volksbank Ludwigsburg
                                                           eG
-Friedrich-Ebert-Str. 120, 45473 Mulheim, Germany

Pizza Hut of Cincinnati   87     1     6/30/04    1/25/90  NEK Partners
- 8341 Beechmont Ave., Anderson Township, Hamilton County, Ohio

Pizza Hut of Cincinnati  203     1    3/25/05     2/1/92   Anthony J. Nickert
                                                           and Joan A. Nickert

Pizza Hut of Cincinnati  90      1    3/31/09     1/25/90  Patrician Center
                                                           Associates
- K Mart, Edgewood, KY

Pizza Hut of Cincinnati  86      1    3/31/14     1/25/90  NEK Partners
- Eight Mile Rd., Anderson Township, Hamilton County, Ohio

--------------------------------------------------------------------------------
                      Guarantee      Maturity   Effective
Lessee                 Number   Seq    Date       Date      Lessor
--------------------------------------------------------------------------------

Pizza Hut of Cincinnati  91      1    8/31/14    1/25/90    NEK Partners
- Sharon Rd., Sharronville, Hamilton County, OH  45241

Pizza Hut of Cincinnati  85      1    3/31/15    1/25/90    NEK Partners
- 9115 Winton Rd., Cincinnati, Ohio  45231
- 1190 Ohio Pike, Amelia, Ohio  45102

Pizza Hut of Cincinnati  94      1    3/31/15    1/25/90    A.J.N/S.D.K. Realty
- 108 Brookwood Ave., Hamilton, Ohio  45150
- 9920 Colerain Ave., Cincinnati, Ohio  45239

Pizza Hut of Cincinnati  93      1    3/31/15    1/25/90    NEK Partners
- 801 Main St., Milford, Ohio

Pizza Hut of Cincinnati  89      1    3/31/15    1/25/90    NEK Partners
- 5444 North Bend Rd., Cincinnati, Ohio  45231

Pizza Hut of Cincinnati  96      1    3/31/15    1/25/90    Anthony J. Nickert
                                                            and Joan A. Nickert
- 12037 Sheraton Lane, Springdale, Ohio

Pizza Hut of Cincinnati  95      1    3/31/15    1/25/90    A.J.N/S.D.K. Realty
- 1709 Monmouth St., New Port, KY  41071
- 1571 West Galbrath Rd., Cincinnati, Ohio  45239
- 3061 Dixie Highway, Edgewood, KY  41017
- 5365 Ridge Rd., Cincinnati, Ohio  45214
- 8365 Colerain Ave., Cincinnati, Ohio  45231

Pizza Hut of Cincinnati  92      1    8/31/20    1/25/90    NEK Partners
-  Zayre Plaza, Fort Wright, KY

Pizza Hut, Inc.         1083     1   12/31/99    2/15/94    Norwest Bank

PRI                     1265     4   10/21/97   10/21/96    Dresdner Bank A.G.
-  4330 Mulheim An Der Ruhr 3, Leineweber Strasse, Germany

--------------------------------------------------------------------------------
                      Guarantee      Maturity   Effective
Lessee                 Number   Seq    Date       Date      Lessor
--------------------------------------------------------------------------------


Taco Bell Corp.          401     1    2/15/99    3/15/79   First National Realty
-  Hilltop Plaza, Bolingbrook, IL

                                                                     Schedule H



                     RESTAURANT INSURANCE WHICH WILL NOT BE
                     TERMINATED AS OF THE DISTRIBUTION DATE


                     [To Be Agreed to by TRICON and PepsiCo]

                                                                 Schedule I

                          RESTAURANT FUNDING STRUCTURE
                         PRIOR TO THE DISTRIBUTION DATE


[Graphic material omitted] Organizational chart evidencing restaurant funding structure prior to the Distribution Date:

PepsiCo funds all restaurant disbursements and collects all restaurant sales via the following mechanisms:

1. Cash is automatically collected from restaurant collection accounts into a Master Restaurant Concentration Account. Money is then moved automatically to PepsiCo's Master Concentration Account.

2. Cash required to fund payroll and accounts payable disbursements on behalf of the restaurants is funded by PepsiCo into a restaurant master disbursement funding account on a daily basis. The restaurant master funding account will then automatically fund checks which have been written off restaurant controlled bank accounts.

                                                                 Schedule J

                                    EXPENSES

        TRICON  shall  bear  the  following  expenses  in  connection  with  the
Distribution:

 1.     The fees in connection with the TRICON bank credit facility.

 2. Special management incentive arrangements (the Stay/Performance bonuses) for the management of KFC, Pizza Hut, Taco Bell and PRI which are incremental to the regular division bonuses.